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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER

  PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF JULY, 2001



                               CGI GROUP INC.
               (Translation of Registrant name into English)



                        1130 Sherbrooke Street West
                                 5th Floor
                              Montreal, Quebec
                               Canada H3A 2M8
                  (Address of Principal Executive Offices)

                -------------------------------------------



Indicate  by check mark  whether the  registrant  files or will file annual
reports under cover Form 20-F or Form 40-F. Form 20-F     Form 40-F  X
                                                     ----          ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes       No:  X
          ----     ----
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ENCLOSURE:  Press Release dated July 13, 2001

     This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registrant's Registration Statement on Form F-4 (Reg. No. 333-58116) and the related prospectus, and into its Registration Statements on Form S-8, (Reg. Nos. 333-9106 and 333-13350).

   PRESS RELEASE                     FOR IMMEDIATE PUBLICATION

         CGI confirms date, location of IMRglobal shareholder vote pertaining to acquisition of IMRglobal

MONTREAL, July 13, 2001 - CGI Group inc. (NYSE: GIB, TSE: GIB.A) today confirmed that IMRglobal (Nasdaq, IMRS) shareholders will vote on the proposed acquisition of IMRglobal by CGI at a special meeting scheduled for Friday, July 27, 2001 at 10:00 am at the Millenium Hilton Hotel in New York City.

A proxy statement/prospectus related to the proposed acquisition has been mailed to IMRglobal shareholders of record as of June 21, 2001. Completion of the transaction requires that a majority of IMRglobal shares outstanding be voted in favor of the transaction. The transaction is expected to be completed shortly after shareholder approval.

Under the terms of the merger agreement, announced on February 21, 2001, IMRglobal shareholders will receive 1.5974 Class A Subordinate Shares of CGI for each share of IMRglobal Common Stock. The chairman and CEO of IMRglobal, Mr. Satish K. Sanan, who owns, directly and indirectly, 27.3% of the outstanding shares of IMRglobal, has agreed to support the transaction at the special shareholders' meeting. The Board of Directors of IMRglobal has unanimously determined that the merger is fair to and in the best interests of the shareholders of IMRglobal, and has recommended to shareholders that they approve the merger.

CGI's majority individual shareholders have previously disclosed that they will exercise their preemptive rights to acquire additional Class B Shares (multiple voting) pursuant to the articles of incorporation of CGI, in order to maintain their Class B voting interests at current levels; such preemptive rights will be exercised, in full or in part, up to a maximum aggregate amount of CDN$60 million, by Mr. Serge Godin (chairman, president and CEO of CGI) and Mr. Andre Imbeau, (executive vice-president and chief financial officer of CGI). BCE Inc. has recently confirmed that it will not exercise its pre-emptive rights pursuant to the articles of incorporation of CGI to acquire additional Class B Shares (multiple voting) in connection with the proposed merger of CGI and IMRglobal. BCE has also reconfirmed, as previously announced, that it will not exercise its pre-emptive rights to acquire additional Class A Subordinate Shares of CGI

                                                                      .../2

         Press release - page 2

Upon completion of the transaction, CGI will be the fourth largest independent IT services company in North America, with close to 13,000 employees. CGI will serve more than 3,000 clients from 60 offices in 24 countries, including the United States, Canada, the United Kingdom, France, India, Japan, and Australia.

                                 About CGI

Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock
Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include (but are not limited to) those identified by the use of the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, including any statements relating to the expected value of the consideration that IMRglobal shareholders will receive on the closing date, the expected date the proxy statement will be mailed to IMRglobal shareholders and the expected date of IMRglobal shareholders special meeting. These forward-looking statements represent CGI Group Inc.'s and IMRglobal Corp.'s current intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of CGI Group Inc. or IMRglobal Corp. These factors could cause actual results, performance or achievements of CGI Group Inc. or IMRglobal Corp. to differ materially from such forward-looking statements.

These factors include and are not restricted to, costs related to the merger, failure of IMRglobal shareholders to approve the merger, the risk that the expected benefits of the merger may not be realized, third parties may terminate or alter existing contracts if necessary consents are not obtained, the timing and size of contracts, acquisitions and other corporate developments and merger and acquisition strategy, the ability to attract and retain qualified employees, market competition in the rapidly-evolving information technology industry, general economic and business conditions, variability in operating results, potential cost overruns on fixed-price projects, and other risks identified in CGI Group Inc.'s Form F-4 registration statement, which includes the proxy statement/prospectus for the IMRglobal shareholders special meeting, and in CGI's annual or periodic reports or Forms 40-F (including the risks described in the Management's Discussion and Analysis (MD&A)) filed with the U.S. Securities & Exchange Commission, CGI Group Inc.'s Annual Information Form filed with Canadian securities commissions, and IMRglobal Corp.'s periodic filings with the SEC under the Securities Exchange Act of 1934. All of the risk factors included in these filed documents are included herein by reference

                                                                      .../3

Press Release - page 3

The forward-looking statements included in this document are made only as of the date of this document. CGI Group Inc. and IMRglobal Corp. each disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investors are urged to read the relevant documents that have been filed with the SEC by CGI Group Inc. and IMRglobal Corp. in connection with the merger, including the proxy statement/prospectus included in the CGI registration statement on Form F-4, because they contain important information regarding the proposed merger, including the identities of the participants in any solicitation of proxies or consents from IMRglobal Corp. shareholders and a description of such participants' interests in any such solicitation. You will be able to obtain a free copy of the proxy statement/prospectus and any other documents filed with the SEC by CGI Group Inc. and IMRglobal Corp. in connection with the merger at the SEC's website, www.sec.gov. Investors and shareholders may also obtain a free copy of the proxy statement/prospectus and other relevant documents filed with the SEC by CGI and IMRglobal by contacting the CGI investor relations department at (514) 841-3230 and IMRglobal investor relations department at
(727) 467-8163. CGI, IMRglobal and their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of IMRglobal in favor of the merger. If you are interested in obtaining information on the CGI and IMRglobal directors and executive officers, including their interests, if any, in IMRglobal common stock, you are urged to read the proxy statement/prospectus.


                                    -30-
FOR MORE INFORMATION:


CGI
Investor inquiries                                Media inquiries
Ronald White                                      Eileen Murphy
Director, investor relations                      Director, media relations

(514) 841-3230                                    (514) 841-3430

                                 IMRglobal

Vincent Addonisio
Executive vice president and chief administrative officer
Tel:  (727) 467-8000

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   CGI Group Inc.
                                   ------------------------------------------
                                   (Registrant)


                                By:      /s/ Paule Dore
                                    -----------------------------------------
                                Name:    Paule Dore
                                Title:   Executive Vice President and
                                         Chief Corporate Officer
                                         and Secretary

Date: July 13, 2001